RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 207

03013229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52972

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBBINS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 West Bryn Mawr - 7th Floor South Tower
(No. and Street)

Chicago,	Illinois	60631
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank (773) 714-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COLEMAN JOSEPH BLITSTEIN & STUART LLC
(Name — *if individual, state last, first, middle name*)

108 Wilmot Road, Suite 330	Deerfield,	Illinois	60015
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBBINS SECURITIES, INC., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

OFFICIAL SEAL
PAMELA SPRITZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/21/05

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

ROBBINS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

ROBBINS SECURITIES, INC.
DECEMBER 31, 2002

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4-5
Statement of Computation of Net Capital	6
Statement of Computation of Basic Net Capital Requirement	7
Statement of Income	8
Statement of Changes in Ownership Equity	9-10
Statement of Cash Flows	11
NOTES TO FINANCIAL STATEMENTS	12-13
SUPPLEMENTAL INFORMATION	
Auditors' Report on Internal Control	14

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

FORM X-17A-5

3/89

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER ROBBINS SECURITIES, INC. [13]	SEC FILE NO. 8-52972 [14]
	FIRM ID. NO. 104982 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 8700 West Bryn Mawr - 7th Floor South Tower [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 01/01/02 [24]
Chicago [21] Illinois [22] 60631 [23] (City) (State) (Zip Code)	AND ENDING (MM/DD/YY) 12/31/02 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Charles Frank [30]	(Area Code)—Telephone No. (773) 714-8900 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
None [32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26TH day of FEB. 2003

Manual signatures of:

1) Charles Frank
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

COLEMAN JOSEPH BLITSTEIN & STUART LLC

70

ADDRESS Number and Street	City	State	Zip Code
108 Wilmot Road, Suite 330 (71)	Deerfield, (72)	Illinois (73)	60015 (74)

Check One

- (X) Certified Public Accountant — 75
- ( ) Public Accountant — 76
- ( ) Accountant not resident in United States or any of its possessions — 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the accompanying statements on pages 4-11 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. (an Illinois S corporation) as of December 31, 2002 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 4-11 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Robbins Securities, Inc. as of December 31, 2002 and for the year then ended in conformity with U.S. generally accepted accounting principles.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

January 29, 2003

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118

Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-52972 [98]
Consolidated [198]
Unconsolidated XX [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 7,460	200			$ 7,460	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	12,698	300	$ 1,111	550	13,809	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			-0-	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610	-0-	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	-0-	880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes: market value of collateral:		470		640	-0-	890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660	-0-	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	-0-	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 20,158	540	$ 1,111	740	$ 21,269	940

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$ -0-	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	-0-	1560
B. Other		1115		1305	-0-	1540
15. Payable to non-customers		1155		1355	-0-	1610
16. Securities sold not yet purchased, at market value				1360	-0-	1620
17. Accounts payable, accrued liabilities, expenses and other	9,432	1205		1385	9,432	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			-0-	1690
B. Secured		1211		1390	-0-	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400	-0-	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410	-0-	1720
C. Pursuant to secured demand note collateral agreements:				1420	-0-	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430	-0-	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	-0-	1750
20. TOTAL LIABILITIES	$ 9,432	1230	$ -0-	1450	$ 9,432	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	1,000	1792
C. Additional paid-in capital	10,000	1793
D. Retained earnings	837	1794
E. Total	11,837	1795
F. Less capital stock in treasury	(-0-)	1796
24. TOTAL OWNERSHIP EQUITY	$ 11,837	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 21,269	1810

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 11,837	3480
2.	Deduct ownership equity not allowable for Net Capital			(-0-)	3490
3.	Total ownership equity qualified for Net Capital			11,837	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)			-0-	3525
5.	Total capital and allowable subordinated liabilities			$ 11,837	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,111	3540		
	B. Secured demand note deficiency	-0-	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	-0-	3610	(1,111)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			$ 10,726	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(-0-)	3740
10.	Net Capital			$ 10,726	3750

OMIT PENNIES

There is no difference between the Focus Report at December 31, 2002 and the Audited Net Capital Computation as of December 31, 2002.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	628	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	5,726	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	9,782	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	9,432	3790
17. Add:					
A. Drafts for immediate credit	$ -0-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -0-	3810			
C. Other unrecorded amounts (List)	$ -0-	3820	$	-0-	3830
19. Total aggregate indebtedness			$	9,432	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	88	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	392C

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC.

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 2	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		129,721	3939
d. Total securities commissions		129,723	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue Interest		1,361	3995
9. Total revenue		$ 131,084	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		91,601	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses NASD/SIPC Membership		473	4195
15. Other expenses Administrative fee $43,050, IL Repl Tax $60		43,110	4100
16. Total expenses		$ 135,184	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ (4,100)	4210
18. Provision for Federal Income taxes (for parent only)		-0-	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		-0-	4222
a. After Federal income taxes of	-0- [4238]		
20. Extraordinary gains (losses)		-0-	4224
a. After Federal income taxes of	-0- [4239]		
21. Cumulative effect of changes in accounting principles		-0-	4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (4,100)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (2,177)	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC.

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 15,937	4240
A. Net income (loss)			(4,100)	4250
B. Additions (Includes non-conforming capital of	$	4262)	-0-	4260
C. Deductions (Includes non-conforming capital of	$	4272)	-0-	4270
2. Balance, end of period (From item 1800)			$ 11,837	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases	-0-	4310
B. Decreases	-0-	4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROBBINS SECURITIES, INC. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Instinet Clearing Services, Inc. and National Financial Services LLC [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ -0- [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 4,100)
Adjustments to reconcile net income or (loss) to net cash provided or (used) by operating activities:	
(Increase) decrease in operating assets:	
Receivable from brokers or dealers	3,212
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,493)
Net cash used by operating activities	(2,381)
Cash and equivalents at beginning of year	9,841
Cash and equivalents at end of year	$ 7,460

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid no interest expense during the year ended December 31, 2002.
3. The Company paid $ 60 state income taxes during the year ended December 31, 2002.

The accompanying notes are an integral part of these financial statements

ROBBINS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE A – ORGANIZATION

Robbins Securities Inc., was incorporated in the state of Illinois in 1993. The corporation remained inactive until September 1, 2000 and began its operations as a registered securities dealer engaged in securities transactions during 2001.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Corporation maintains no custody of any customer securities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

NOTE C – INCOME TAXES

The Corporation's sole shareholder has made an election under Internal Revenue Code section 1362, effective as of January 1, 2001, to be an S-corporation. As such, the shareholder is taxed on all the Company's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 1,000,000 shares of common stock at no par value per share. At December 31, 2002, 1,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the NASD, and as such, is required to maintain a net capital of $5,000. Net capital of the corporation at December 31, 2002 was $10,726. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

ROBBINS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE F – RELATED PARTIES

The Corporation's sole shareholder is also a 100% owner in both Riverside Futures, Inc. and Robbins Trading Company. Riverside Futures, Inc. is a C-corporation incorporated in the state of Illinois; Robbins Trading Company is an S-corporation incorporated in the state of Illinois.

Riverside Futures, Inc., by agreement dated May 13, 2001 with Robbins Securities, Inc., has agreed to provide administrative staff support to Robbins Securities, Inc. Furthermore, Riverside Future, Inc. agreed to pay variable costs of Robbins Securities, Inc., including the cost of utilities and telephone service. Administrative fees paid to Riverside Futures for the year ended December 31, 2002 were $43,050.

From the inception of Robbins Securities, Inc. operations, September 1, 2000 through December 31, 2002, Riverside Futures, Inc. has absorbed and paid $50,788 in various NASD Central Registration Depository (CRD) charges, NASD web page advertising costs, National Compliance Fees and other various securities related expenses on behalf of Robbins Securities, Inc. These amounts will not be repaid to Riverside Futures, Inc., by agreement of May 13, 2001 mentioned above, and therefore, are not reflected in the financial statements presented.

At December 31, 2002, there are no balances due to or from any of the related parties.

NOTE G – CREDIT RISK – COUNTERPARTY OBLIGATIONS

As a registered securities dealer, the Corporation is engaged in various securities transactions servicing a diverse group of individual investors. In addition, all of the Corporation's transactions are cleared through other brokers and dealers. The Corporation's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatility in trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by counterparties. The Corporation monitors its risk and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

SUPPLEMENTAL INFORMATION

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

We have audited the statements on pages 4-11 in the Financial and Operational Combined Uniform Single Report Part IIA of Robbins Securities, Inc. as of December 31, 2002 and for the year then ended, and have issued our report thereon dated January 29, 2003.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under these standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the corporation's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated January 29, 2003 on such financial statements.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

January 29, 2003

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com